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08028380

SEC [illegible] MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

RUTH KIRKPATRICK
Notary Public, State of Ohio
My Commission Expires 04-20-2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adviser Dealer Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6125 Memorial Drive
(No. and Street)

Dublin (City) Ohio (State) 43017-9767 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Cooper (614) 766-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Douglas R. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adviser Dealer Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUTH KIRKPATRICK
Notary Public, State of Ohio
My Commission Expires 04-20-2012

Signature

Treasurer

Title

Ruth Kirkpatrick

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISER DEALER SERVICES, INC.

DECEMBER 31, 2007

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
ADVISER DEALER SERVICES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Adviser Dealer Services, Inc. (a wholly-owned subsidiary of Meeder Financial, Inc.) as of December 31, 2007, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adviser Dealer Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

February 20, 2008
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS		
CASH AND CASH EQUIVALENTS	$	115,057
RESTRICTED CASH		25,000
ACCOUNTS RECEIVABLE		24,874
	$	164,931
LIABILITIES		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	45,438
SUBORDINATED BORROWINGS		25,000
		70,438
SHAREHOLDER'S EQUITY		
COMMON STOCK No par value, 1,000 shares authorized, issued and outstanding		10,000
ADDITIONAL PAID-IN CAPITAL		20,000
RETAINED EARNINGS		64,493
		94,493
	$	164,931

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

REVENUES	
Commissions	$ 107,554
Interest and dividends	4,916
Other	35,000
	147,470
EXPENSES	
Commissions	50,037
Salaries	34,337
Professional fees	9,650
Registration	15,433
Interest	2,500
Other	4,200
	116,157
NET INCOME	$ 31,313

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JANUARY 1, 2007	$ 10,000	$ 20,000	$ 33,180	$ 63,180
NET INCOME			31,313	31,313
BALANCE – DECEMBER 31, 2007	$ 10,000	$ 20,000	$ 64,493	$ 94,493

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2007

SUBORDINATED BORROWINGS – JANUARY 1, 2007	$ 25,000
INCREASE – ADDITIONAL SUBORDINATED BORROWINGS	
DECREASE – PAYMENT OF SUBORDINATED BORROWINGS	
SUBORDINATED BORROWINGS – DECEMBER 31, 2007	$ 25,000

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 31,313
Adjustments to reconcile net income to net cash provided from operating activities	
Accounts receivable	(5,659)
Accounts payable and accrued expenses	3,385
Net cash provided from operating activities	29,039
NET INCREASE IN CASH AND CASH EQUIVALENTS	29,039
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	86,018
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 115,057
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 2,500

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Adviser Dealer Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly-owned subsidiary of Meeder Financial, Inc. and is primarily engaged in securities trading activities.

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

At times during the year, the Company's cash accounts may exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Restricted Cash

The Company has a $25,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as security transactions occur, which approximates trade date.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Accounts receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivables of 12b-1 fees from a bank require payments within 150 days from the report date. The Company generally collects these receivables within 150 days and does not charge interest on these receivables with invoice dates over 150 days old.

Accounts receivable, net of trading costs, are stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies (Continued)

Management individually reviews all receivable balances that exceed 30 days (or 180 days for 12b-1 fees) from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, at December 31, 2007, all receivables were considered collectible and no allowance was necessary. At December 31, 2007, 12b-1 fees included in receivables over 90 days amounted to $11,278.

Income Taxes

Meeder Financial, Inc. files a consolidated income tax return which includes the Company and other related entities. Meeder Financial, Inc. has elected to be treated as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code, which provide for the Company's income to be taxed directly to Meeder Financial, Inc. As a result, no provision for federal income taxes has been recorded.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

2. RELATED PARTIES

The Company is affiliated through common ownership with Meeder Asset Management, Inc. (MAM), which provides investment advisory services. During 2007, MAM was reimbursed $85,761 by the Company for an allocation of administrative and operating expense.

At December 31, 2007, the Company owed MAM $6,532 for expense reimbursements, which is included in accounts payable and accrued expenses in the accompanying statement of financial position.

The Company has entered into an agreement with MAM and Huntington National Bank (Huntington) where Huntington collects 12b-1 fees from mutual funds held by MAM's customers. Huntington then remits the 12b-1 fees, less an agreed upon amount, to the Company. The Company then pays this amount to MAM to reduce MAM's customers' account fees.

At December 31, 2007, $45,017 included in the Company's commissions revenue and commissions expense relate to these 12b-1 fees and payments. In addition, at December 31, 2007, accounts receivable included $22,703 due from Huntington, and accrued expenses included $25,042 due to MAM for these items.

NOTES TO THE FINANCIAL STATEMENTS

2. RELATED PARTIES (Continued)

The Company from time to time invests cash balances in The Flex-funds Money Market Fund (Fund). The Fund is managed by MAM, and certain officers of the Company, Meeder Financial, and MAM are also officers and/or trustees of the Fund. At December 31, 2007, cash and cash equivalents included $44,097 invested in the Fund.

3. SUBORDINATED BORROWINGS

At December 31, 2007, subordinated borrowings consisted of a subordinated note payable to Meeder Financial, Inc. in the amount of $25,000 with interest at 10%, due on November 30, 2010. Interest expense on outstanding borrowings amounted to $2,500 during 2007.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $118,611, which was $113,611 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2007, the ratio was 0.38 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

NET CAPITAL	
Total shareholder's equity from statement of financial condition	$ 94,493
Add: Liabilities subordinated to claims of general creditors	25,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	119,493
Haircuts on securities	(882)
NET CAPITAL	$ 118,611
COMPUTATION OF AGGREGATE INDEBTEDNESS – ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 45,438
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS	$ 3,029
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 113,611
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.38 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2007 filed with the Securities and Exchange Commission and the amount included in the above calculation is not required as there are no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
ADVISER DEALER SERVICES, INC.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of Adviser Dealer Services, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 20, 2008
Westlake, Ohio

END